January 16, 2007

VIA FACSIMILE Ms. Jennifer Goeken Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7410 Telecopier No.: (202) 772-9368

Re:	Companhia Vale do Rio Doce – SEC Review of 2005 Form 20-F

Dear Ms. Goeken:

As indicated in a voicemail message to you and discussed with Kevin Stertzel on January 12, I am writing to provide you with a written confirmation of the expected timing of the response of our clients, Companhia Vale do Rio Doce (“CVRD”) and Vale Overseas Limited (“Vale Overseas,” and together with CVRD, the “Companies”) to the December 29, 2006 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Companies’ annual report on Form 20-F for the fiscal year ended December 31, 2005.

Due to the nature of the Staff’s comments, the complexity of certain of the issues presented and delays due to the recently ended holiday season, the Companies expect to file their response on or about January 26, 2007.

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Ms. Jennifer Goeken, p. 2

If you have questions or require additional information, please do not hesitate to contact the undersigned at (212) 225-2493 or Nicolas Grabar at (212) 225-2414.

Very truly yours,

/s/ Mark A. Adams

Mark A. Adams

cc:	Kevin Stertzel, Division of Corporation Finance

Securities and Exchange Commission

Fabio de Oliveira Barbosa

Companhia Vale do Rio Doce

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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